

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2020

Chris Scott
Chief Financial Officer and Corporate Secretary
IRADIMED CORP
1025 Willa Springs Drive
Winter Springs, Florida 32708

Re: IRADIMED CORP
    Registration Statement on Form S-3
    Filed August 20, 2020
    File No. 333-248192

Dear Mr. Scott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jacqulyn L. Lewis